UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 22, 2021

KENTUCKY BANCSHARES, INC.

(Exact Name of Registrant as specified in its Charter)

Kentucky	000-52598	61-0993464
(State or other	(Commission	(IRS Employer
jurisdiction of incorporation)	File Number)	Identification No.)

P.O. Box 157, Paris, Kentucky (Address of principal executive offices)	40362-0157 (Zip code)

(859) 987-1795

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	KTYB	OTCQX

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION TO BE INCLUDED IN THE REPORT

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)Compensatory Arrangements of Certain Officers.

Kentucky Bancshares, Inc., a Kentucky corporation (“Kentucky Bancshares”) and Mr. Louis Prichard, President and CEO, are parties to an Employment Agreement dated March 28, 2008 (the “Employment Agreement”), a copy of which is included as an exhibit to Kentucky Bancshares’ most recent 10-K filing for the year ended 2019.

The Employment Agreement provides for certain compensation to be paid if Mr. Prichard’s employment is terminated related to a Change in Control (as defined in the Employment Agreement).

Kentucky Bancshares and Stock Yards Bancorp, Inc., a Kentucky corporation, entered into an Agreement and Plan of Merger dated January 27, 2021 (the “Merger Agreement”). Under the Merger Agreement, Kentucky Bancshares will merge with and into Stock Yards Bancorp, Inc., and shortly thereafter, Kentucky Bancshares wholly-owned banking subsidiary, Kentucky Bank, will merge with and into Stock Yards Bank & Trust Company (together, these mergers are referred to as the “Merger”). Stock Yards Bancorp, Inc. and Stock Yards Bank & Trust Company are sometimes referred to together as “Stock Yards.” The Merger will constitute a Change in Control under the Employment Agreement.

Stock Yards informed Kentucky Bancshares and Mr. Prichard that Stock Yards desired to honor the substance of the Change in Control provisions of the Employment Agreement but did not want the Employment Agreement to remain in effect after the Merger. Instead, it is anticipated that Mr. Prichard will be employed by Stock Yards upon consummation of the Merger as an “at will” employee, serving as a Senior Vice President and Central Kentucky Market President. Mr. Prichard is willing to continue employment after the Merger as an “at will” employee of Stock Yards.

On February 16, 2021, upon the recommendation of Kentucky Bancshares’ Compensation Committee, Kentucky Bancshares’ Board of Directors (the “Board”) authorized the execution of a certain agreement with Mr. Prichard (the “Prichard Agreement”). The material terms of the Prichard Agreement are summarized and described below.

Cancellation of Current Employment Agreement

Under the Prichard Agreement, at the Effective Time (as defined in the Merger Agreement) Mr. Prichard’s existing Employment Agreement will be cancelled. It is anticipated that Mr. Prichard will continue “at will” employment with Stock Yards upon consummation of the Merger, serving as a Senior Vice President and Central Kentucky Market President. The Prichard Agreement provides that if the Merger does not occur, the terms of the Prichard Agreement will not become effective, and the Employment Agreement will remain in effect.

Accelerated Payment due to Cancellation of Current Employment Agreement

The cancellation of Mr. Prichard’s current Employment Agreement will operate as a termination of the Employment Agreement and accelerate the payment of certain amounts thereunder. Specifically, under the Prichard Agreement, if Mr. Prichard remains employed by Kentucky Bancshares and Kentucky Bank as of the Merger Effective Time, he will receive a lump sum cancellation bonus payment equal to 2 times the sum of his annual base salary as then in effect. This lump sum cancellation bonus payment is subject to reduction for purposes of the deductible limits under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), if applicable.

Severance Payment Upon Termination of Employment due to a Subsequent Change in Control

Under the Prichard Agreement, if a Change in Control (as defined in the Prichard Agreement) of Stock Yards happens within 3 years following the Merger Effective Time, under certain circumstances, Mr. Prichard will be entitled to receive a severance payment. The severance payment will be a lump sum payment equal to 2 times the sum of Mr. Prichard’s annual base salary as then in effect. This lump sum severance payment will be subject to reduction for purposes of the deductible limits under Section 280G of the Code, if applicable.

Restrictive Covenants

By signing the Prichard Agreement, Mr. Prichard has agreed to the following restrictive covenants once he is employed by Stock Yards:

●	Mr. Prichard will not compete for a period of twenty-four (24) months following any termination from employment with Stock Yards;
●	Mr. Prichard will not solicit, directly or indirectly, customers or employees of Stock Yards for a period of twenty-four (24) months following any termination from employment with Stock Yards; and
●	Mr. Prichard will not disclose, directly or indirectly, any confidential information of Stock Yards, unless he has obtained express written consent from Stock Yards.

Execution of Standard Stock Yards Employment Documentation

At the Merger Effective Time, Mr. Prichard has also agreed to sign the following documentation, in the form then being requested of all Stock Yards new hires as a condition to employment:

●	Arbitration Agreement;
●	Non-Solicitation and Confidentiality Agreement; and
●	Code of Business Conduct and Ethics Acknowledgment.

The foregoing description of the Prichard Agreement is not complete and is subject to and qualified in its entirety by the full text of the Prichard Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d)Exhibits

The following items are filed as exhibits to this Current Report on Form 8-K:

Exhibit No. Description of Exhibit

10.1 Prichard Agreement with Kentucky Bancshares, Inc.

Forward-Looking Statements

Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger transaction between Stock Yards and Kentucky Bancshares, which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of Stock Yards’ and Kentucky Bancshares' Annual Report on Form 10-K for the year ended December 31, 2019, and, in the case of Stock Yards, its Quarterly Report on Form 10-Q for the three months ended September 30, 2020, as well as their other filings with the SEC for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Stock Yards and Kentucky Bancshares with the SEC, risks and uncertainties for Stock Yards, Kentucky Bancshares and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Kentucky Bancshares’ operations with those of Stock Yards will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of Kentucky Bancshares’ shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management's attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on Stock Yards’, Kentucky Bancshares’ or the combined company's respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by Stock Yards’ issuance of additional shares of Stock Yards common stock in connection with the merger; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Stock Yards, Kentucky Bancshares and the combined company; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at that time. Except as required by law, neither Stock Yards nor Kentucky Bancshares assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Additional Information Regarding the Proposed Transaction

This communication is being made in respect of the proposed merger transaction between Stock Yards and Kentucky Bancshares. Stock Yards will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Kentucky Bancshares that also constitutes a prospectus of Stock Yards which, when finalized, will be sent to the shareholders of Kentucky Bancshares seeking their approval of the merger-related proposals. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Stock Yards or Kentucky Bancshares may file with the SEC. KENTUCKY BANCSHARES’ SHAREHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STOCK YARDS, KENTUCKY BANCSHARES AND THE PROPOSED TRANSACTION. When filed, the registration statement, the definitive proxy statement/prospectus and other documents relating to the merger transaction filed by Stock Yards and

Kentucky Bancshares can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Stock Yards’ website at www.syb.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Stock Yards upon written request to Stock Yards, Attention: Chief Financial Officer, 1040 East Main Street, Louisville, Kentucky 40206 or by calling (502) 582-2571, or to Kentucky Bancshares, Attention: Chief Financial Officer, 339 Main Street, Paris, Kentucky 40361 or by calling (859) 987-1795.

Participants in the Solicitation

Stock Yards, Kentucky Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Kentucky Bancshares’ shareholders in connection with the proposed transaction. Information about the directors and executive officers of Stock Yards and their ownership of Stock Yards common stock is set forth in the definitive proxy statement for Stock Yards’ 2020 annual meeting of shareholders, as previously filed with the SEC on March 13, 2020, and Stock Yards’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on February 28, 2020, as well as other documents filed with the SEC. Information about the directors and executive officers of Kentucky Bancshares and their ownership of Kentucky Bancshares common stock is set forth in the definitive proxy statement for Kentucky Bancshares’s 2020 annual meeting of shareholders, as previously filed with the SEC on May 11, 2020, and Kentucky Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on March 10, 2020, as well as other documents filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by securities holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents regarding the proposed transaction to be filed with the SEC when they become available. You may obtain free copies of these documents from Stock Yards or Kentucky Bancshares using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

April
KENTUCKY BANCSHARES, INC.

Date: February 23, 2021	By	/s/ Gregory J. Dawson
Gregory J. Dawson
Chief Financial Officer